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06004682

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SEC MAIL PROCESSING SECTION
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FEB 28 2006
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue, Suite 140
(No. and Street)

Atlanta (City) GA (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Kolesar 404-724-3389

PROCESSED
MAY 08 2006
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

PricewaterhouseCoopers LLP
(Name-if individual, state last, first, middle name)

10 Tenth Street (Address) Atlanta (City) GA (State) 30309 (Zip Code)

Check One:

- (X) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Albert Kolesar swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Investment Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JILL W GARRETT
Notary Public
Cobb County
State of Georgia
My Commission Expires Feb 6, 2009

Albert Kolesar
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

(X)	(a)	Facing Page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Changes in Financial Condition.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
(X)	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)

Financial Statements

For the Year Ended December 31, 2005

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Table of Contents to Financial Statements and Supplementary Schedule
For the Year Ended December 31, 2005

Report of Independent Auditors	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
Supplemental Information:	
Schedule I:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission	12-13

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Shareholder and Board of Directors of
SunTrust Investment Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of SunTrust Investment Services, Inc. (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2006

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Financial Condition
As of December 31, 2005

ASSETS		
Cash and cash equivalents (Note 5)	$	45,537,845
Cash segregated under federal and other regulations (Note 5)		18,631
Securities owned		14,816,797
Receivable from affiliate		4,954,027
Commissions receivable		5,323,210
Premises and equipment, net of accumulated depreciation of $4,721,013		3,355,839
Goodwill		42,802,905
Other intangible assets		2,411,706
Other assets		20,938,208
Total Assets	$	140,159,168
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accrued compensation and benefits	$	11,119,418
Accrued expenses		632,592
Current income taxes payable		181,981
Other liabilities		260,956
Total Liabilities		12,194,947
COMMITMENTS AND CONTINGENCIES (Note 6)		-
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value: 2,000,000 shares authorized; 52,125 shared issued and outstanding		52,125
Additional paid-in capital		92,186,186
Retained earnings		35,725,910
TOTAL SHAREHOLDER'S EQUITY		127,964,221
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	140,159,168

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Operations
For the Year Ended December 31, 2005

REVENUES:		
Commissions	$	195,873,592
Secondary trading gains, net of losses		12,304,411
Investment management income		19,048,453
Interest		641,780
		227,868,236
EXPENSES:		
Compensation and benefits (Note 9)		134,142,817
Occupancy, furniture and equipment		1,420,211
Legal, consulting, and examination fees		2,317,725
Office expense		1,179,769
Computer services		9,832,190
Clearing expenses		12,454,933
Other expense		3,864,136
Expense to affiliates (Note 5)		9,755,449
		174,967,230
INCOME BEFORE TAXES		52,901,006
INCOME TAX EXPENSE		(20,211,418)
NET INCOME	$	32,689,588

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, December 31, 2004	$ 52,125	$ 74,833,792	$ 3,036,322	$ 77,922,239
Alexander Key Asset Contribution		16,823,481		16,823,481
Tax Benefit from Exercise of Stock Options		528,913		528,913
Net Income			32,689,588	32,689,588
BALANCE, December 31, 2005	$ 52,125	$ 92,186,186	$ 35,725,910	$ 127,964,221

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income	$	32,689,588
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization		738,606
Deferred tax benefit		1,338,738
Changes in operating assets and liabilities:		
Cash segregated under federal and other regulations		148
Securities owned		5,947,378
Receivable from affiliate		(4,954,028)
Commissions receivable		4,449,851
Other intangible assets		(111,705)
Other assets		(4,593,904)
Accrued compensation and benefits		9,443,995
Accrued expenses other		(310,061)
Income taxes payable		(1,639,121)
Tax benefit from exercise of stock options		(528,913)
Other liabilities		(6,677,503)
Net cash from operating activities		35,793,069
Cash flows from investing activities:		
Purchases of premises and equipment		(626,569)
Net cash used in investing activities		(626,569)
Net change in cash and equivalents:		35,166,500
Cash and cash equivalents, beginning of year:		10,371,345
Cash and cash equivalents, end of year:	$	45,537,845
Supplemental cash flow information:		
Cash paid for income taxes to Parent	$	23,539,095
Supplemental cash flow information:		
Non cash contribution from Parent	$	16,823,481
Commission receivable	$	2,123,342
Premises and equipment		1,552,421
Other assets		13,907,823
Total Assets	$	17,583,586
Accrued compensation and benefits	$	699,569
Other liabilities		60,536
Total Liabilities	$	760,105

The accompanying notes are an integral part of these financial statements.

1. Organization

SunTrust Investment Services, Inc. (the "Company" or "STIS") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc. ("STI"). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of SunTrust Bank.

On October 1, 2004, STI acquired National Commerce Financial Corporation ("NCF") and its subsidiaries. On January 1, 2005, STI merged NCF Financial Services, Inc. ("NCFFS"), a subsidiary of NCF, into the Company, contributing all of its assets, liabilities, and equity. This transaction was recorded by the Company under the provisions of SFAS No. 141, "Business Combinations," regarding transfers of assets between entities under common control. The Company has therefore accounted for the receipt of net assets in NCFFS on an "as if" pooling basis in which the assets and liabilities transferred have been recognized at their carrying amounts as if the transfer had occurred at October 1, 2004. At December 31, 2005, goodwill totaling $42.8 million associated with the NCFFS transfer was included in the accompanying statement of financial condition. There was no gain or loss associated with this transaction. The statement of income includes the combined results of NCFFS and the Company for the period presented.

Effective July 1, 2005, the SunTrust Capital Markets, Inc. Alexander Key division was transferred from STI to the Company. The transfer from STI of $16.8 million was treated by the Company as a contribution representing Alexander Key's total assets conveyed, net of liabilities. The statement of income includes results of Alexander Key for the period July 1, 2005 through December 31, 2005.

Effective June 1, 2005 the name of the Company was changed from SunTrust Securities, Inc., to SunTrust Investment Services, Inc. This change was approved and adopted by the Company's Board of Directors on May 21, 2005.

2. Summary Of Significant Accounting Policies

Revenue Recognition

The Company places all trades through an unaffiliated clearing broker. The clearing broker collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded on a trade-date basis.

The Company recognizes fee income earned from the trading activity associated with STI's mutual fund group, STI Classic Funds. This fee income is comprised of advisory fees, which are recorded as investment management income, and commissions and other fees, which are included in commissions in the accompanying statement of operations.

Secondary trading transactions and related gains and losses are recorded on a trade-date basis.

Securities Owned
Securities owned primarily consist of U.S. Treasury securities. These securities are carried at market value with unrealized gains and losses recognized currently in the statement of operations.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates; however, in the opinion of management, such variances would not be material.

Customer Accounts
The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records a receivable from the clearing broker for its share of commissions, net of expenses associated with the commissions.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred and improvements are capitalized.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Income Taxes
The Company is included in the consolidated income tax return of STI. The Company provides for taxes as if it was filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by STI.

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to pension and benefit related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. The net deferred tax asset totaled $2,905,078 at December 31, 2005.

Goodwill
Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company completed its annual review of goodwill prior to December 31, 2005, and determined there was no impairment of goodwill as of that date. The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount.

3. Net Capital Requirements

Regulatory provisions require the Company to maintain minimum net capital, as defined. At December 31, 2005, the Company was in compliance with the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934. At December 31, 2005, the Company had net capital, as defined, of $48,646,937, which was $47,833,941 in excess of the required net capital of $812,996. The Company's ratio of aggregate indebtedness to net capital was 0.25:1 at December 31, 2005, which is below the 15:1 maximum allowed.

4. Customer Reserve Exemption

At December 31, 2005, the Company qualified for exemption, as provided in Rule 15c3-3, Subparagraph (k)(2) of the Securities Exchange Act of 1934.

5. Related-Party Transactions

Cash of $14,225,006 at December 31, 2005, was held at an affiliate (SunTrust Bank). Restricted cash of $18,631 at December 31, 2005, was held at an affiliate (SunTrust Bank). A deferred tax receivable from STI of $2,905,078 and a current tax payable to STI of $181,981 is included in other assets and current income taxes payable to Parent at December 31, 2005 in the accompanying statement of financial condition. A receivable from affiliate (SunTrust Bank) of $4,954,027 at December 31, 2005 is included in receivable from affiliates in the accompanying statement of financial condition.

6. Commitments And Contingencies

The Company leases certain office facilities under non-cancelable leases that expire through 2011, some of which have stated rate increases. Minimum rental commitments on non-cancelable leases for each of the following years ending December 31 are as follows:

	(in thousands)
2006	$ 688
2007	562
2008	471
2009	483
2010	366
Thereafter	140
Total minimum lease payments	$ 2,710

Rental expense for the year ended December 31, 2005 was $609,969.

7. Guarantees To Third Parties

The Company uses a common third party clearing broker to clear and execute customers' securities transactions and to hold customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customers' account. For the year ended December 31, 2005, the Company experienced no net losses as a result of the indemnity.

8. Fair Values Of Financial Instruments

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported in the accompanying statement of financial condition approximate the estimated fair values of all financial instruments at December 31, 2005.

9. Employee Benefits

The Company participates in the pension and other employee benefit plans of STI for the benefit of substantially all employees of the Company. In addition, certain management employees participate in incentive-based compensation plans of STI. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the aggregate actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of STI. The Company's contributions to the pension and other employee benefit plans and incentive based compensation plans were $14,867,092 and $63,793,691, respectively, all of which is included in compensation and benefits expense in the accompanying statement of operations.

The Company also participates in the stock option plan of STI. Options are granted at no less than the fair market value of a share of stock on the grant date and may be either tax-qualified incentive stock options or nonqualified options. The Company accounts for stock options based on the fair value recognition provision of SFAS No. 123, "Accounting For Stock–Based Compensation." The Company's stock option expense for 2005 was approximately $635,258, which is also included in compensation and employee benefits expense in the accompanying statement of operations.

10. Income Taxes

The Company is included in the consolidated federal income tax return filed by STI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, "Accounting for Income Taxes," are as follows:

	(in thousands)		
	Current	Deferred	Total
Federal	$ 18,676	$ (1,183)	$ 17,493
State	2,874	(156)	2,718
	$ 21,550	$ (1,339)	$ 20,211

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

		(in thousands)
Expected income tax expense at U.S. statutory rate	$	18,509
The effect of:		
Increase due to state taxes, net of U.S. federal income tax effects		1,767
Other, net		(65)
Income tax expense	$	20,211

11. Litigation
In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any litigation or claims against the Company which would materially affect its business and operations.

SunTrust Investment Services, Inc. — Schedule I

(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2005

NET CAPITAL:		
Total Shareholder's Equity		$ 127,964,221
Deductions:		
Non-Allowable Assets:		
Premises and equipment	$ 3,355,839	
Receivable from affiliate	4,954,027	
Commissions Receivable	3,938,766	
Goodwill	42,802,905	
Other intangible assets	2,411,706	
Other assets	20,938,208	
Total Non-Allowable Assets		$ (78,401,451)
Other Deductions: Bond Deductible in Excess		(2,440)
Tentative Net Capital		49,560,330
Less: Haircuts		
U.S. Treasuries	$ 279,216	
Other Securities	634,177	
Total Haircuts		(913,393)
NET CAPITAL		$ 48,646,937
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued liabilities		$ 12,012,966
Income taxes payable		181,981
TOTAL AGGREGATE INDEBTEDNESS		$ 12,194,947
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		25%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness) (1)		$ 812,996
Minimum dollar net capital required (2)		$ 250,000
Net Capital Requirement (greater of (1) or (2) above)		$ 812,996
Excess net capital over net capital requirement		$ 47,833,941
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 47,427,442

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2005.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Shareholder and Board of Directors of
SunTrust Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SunTrust Investment Services, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2006